Exhibit 99.1

DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	CONTACT
	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Q1 FY17 Financial Results

Revenues at Rs.32.3 billion EBITDA at Rs.4.0 billion PAT at Rs.1.3 billion	(YoY decline of 14%) (12.3% of the revenues) (3.9% of the revenues)

Hyderabad, India, July 26, 2016: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the first quarter ended June 30, 2016 under International Financial Reporting Standards (IFRS).

Q1 FY17: Key Highlights

•	Consolidated revenues at Rs.32.3 billion, year-on-year decline of 14%

•	Gross Profit Margin at 56.2%, declined by ~490 bps over that of last year

•	Research & Development (R&D) spend at Rs.4.8 billion, year on year increase of 9%. Continued focus on building complex generics and differentiated products pipeline

•	Selling, general & administrative (SG&A) expenses at Rs.12.3 billion, year on year increase of 12%

•	EBITDA at Rs.4.0 billion, 12.3% of revenues

•	Profit after tax at Rs.1.3 billion, 3.9% of revenues

Co-chairman and CEO, GV Prasad said “We have come through a very difficult first quarter, with our top and bottom lines impacted by a decline in volume growth, particularly in the US market and the loss of business in Venezuela. We also faced a number of challenges in the quarter including price erosion and delayed launches as a result of the warning letter, which significantly impacted our earnings. However, we continue to take actions that focus on remediation, strengthening our quality systems and executing on our strong product pipeline. We remain focused on generating long term, sustainable growth.”

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs.67.51

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

Particulars	Q1 FY 17			Q1 FY 16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Revenues	479	32,345	100.0	557	37,578	100.0	(14)
Cost of revenues	210	14,167	43.8	217	14,631	38.9	(3)
Gross profit	269	18,178	56.2	340	22,947	61.1	(21)
Operating Expenses
Selling, general & administrative expenses	182	12,284	38.0	163	10,973	29.2	12
Research and development expenses	71	4,802	14.8	65	4,387	11.7	9
Other operating expense / (income)	(1)	(96)	(0.3)	(2)	(125)	(0.3)	(23)
Results from operating activities	18	1,188	3.7	114	7,712	20.5	(85)
Finance expense / (income), net	(7)	(445)	(1.4)	(3)	(216)	(0.6)	106
Share of (profit) of equity accounted investees, net of income tax	(1)	(74)	(0.2)	(1)	(49)	(0.1)	49
Profit before income tax	25	1,707	5.3	118	7,977	21.2	(79)
Income tax expense	7	444	1.4	25	1,720	4.6	(74)
Profit for the period	19	1,263	3.9	93	6,257	16.6	(80)
Diluted EPS	0.11	7.43		0.54	36.58		(80)

EBITDA Computation

Particulars	Q1 FY 17		Q1 FY 16
	($)	(Rs.)	($)	(Rs.)
Profit before tax	25	1,707	118	7,977
Interest (income) / expense net*	(6)	(409)	(5)	(304)
Depreciation	26	1,760	23	1,519
Amortization	14	921	11	749
EBITDA	59	3,979	147	9,941
EBITDA (% to sales)		12.3		26.5

*	Includes income from investments

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of 1 USD = Rs.67.51

Key Balance Sheet Items

Particulars	As on 30th June 16		As on 31st March 16
	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and Other current Investments	379	25,578	592	39,955
Trade receivables	526	35,499	612	41,306
Inventories	414	27,922	379	25,578
Property, plant and equipment	814	54,951	799	53,961
Goodwill and Other Intangible assets	419	28,284	365	24,644
Loans and borrowings (current & non-current)	557	37,632	496	33,513
Trade payables	188	12,723	182	12,300
Equity	1,690	1,14,112	1,901	1,28,336

Revenue Mix by Segment

Particulars	Q1 FY 17			Q1 FY 16			Growth %
	($)	(Rs.)%		($)	(Rs.)%
Global Generics	395	26,638	82	459	30,961	82	(14)
North America		15,523			18,516		(16)
Europe*		1,615			1,912		(16)
India		5,223			4,756		10
Emerging Markets#		4,277			5,777		(26)
PSAI	70	4,692	15	83	5,614	15	(16)
North America		643			580		11
Europe		1,947			2,350		(17)
India		372			670		(44)
Rest of World		1,730			2,014		(14)
Proprietary Products & Others	15	1,015	3	15	1,003	3	1
Total	479	32,345	100	557	37,578	100	(14)

*	Europe primarily includes Germany, UK and out licensing sales business
#	Emerging Markets refers to Russia, other CIS countries, Romania and Rest of the World markets including Venezuela.

Segmental Analysis

Global Generics

Revenues from Global Generics segment are at Rs.26.6 billion, year-on-year decline of 14%; decline primarily on account of lower contribution from North America and loss of sales from Venezuela.

•

Revenues from North America at Rs.15.5 billion, year-on-year decline of 16%. Decline primarily on account of increased competition primarily in valgancyclovir and azacitidine, coupled with pricing pressure and moderation in volumes off-take.

As of 30th June, 2016, cumulatively 78 generic filings are pending for approval with the USFDA (76 ANDAs and 2 NDAs under 505(b)(2) route). Of these 76 ANDAs, 50 are Para IVs out of which we believe 18 have ‘First to File’ status.

•	Revenues from Emerging Markets at Rs.4.3 billion, year-on-year decline of 26%.

•

Revenues from Russia at Rs.2.3 billion, year-on-year growth of 2%. Moderate growth primarily on account of depreciation of Ruble, in constant currency revenues grew by 23% year-on-year. Sequentially, the revenues have been stable.

•	Revenues from other CIS countries and Romania market at Rs.0.7 billion, year-on-year decline of 15%.

•	Revenues from Rest of World (RoW) territories at Rs.1.3 billion, year-on-year decline of 53% primarily on account of no sales in Venezuela. Ex-Venezuela it grew by 19%.

•

Revenues from India at Rs.5.2 billion, year-on-year growth of 10%. NPPA pricing notifications and the WPI based annual price decline impacted growth. Portfolio acquired from UCB well-integrated into our supply chain.

•	Revenues from Europe at Rs.1.6 billion, year-on-year decline of 16%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs.4.7 billion, year-on-year decline of 16%. Decline primarily on account of lower dispatches in API business on account of the ongoing remediation activities

•	During the quarter, 19 DMFs were filed globally of which 2 were in the US. The cumulative number of DMF filings as of 30th June, 2016 was 784.

Proprietary Products (PP)

Subsequent to the approvals received from USFDA for 2 NDAs, the company had launched these two molecules Zembrace™Sym Touch ™(Suma 3 mg) injection and Sernivo™ (betamethasone dipropionate) Spray, 0.05% in the US. The performance of these two molecules is gradually picking up traction.

Income Statement Highlights:

•

Gross profit margin at 56.2% and declined by ~490 bps over that of previous year primarily led by increased competitive intensity in some of the key products in NAG and relatively lower price realizations. Gross profit margin for Global Generics (GG) and PSAI business segments are at 61.3% and 24.1% respectively.

•

SG&A expenses at Rs.12.3 billion, year-on-year growth of 12%. This increase is largely due to the ongoing remediation activities, launch related activities for the approved NDAs by PP and certain routine items related to manpower and other spends.

•

Research & development expenses at Rs.4.8 billion, year-on-year growth of 9%. As a % to sales R&D expenses stood at 14.8% in Q1 FY17 as compared to 11.7% in Q1 FY16. Continued focus on building complex generics and differentiated products pipeline.

•	Net Finance income at Rs.445 million compared to the net finance income of Rs.216 million in Q1FY16. The incremental charge of Rs.229 million is on account of:

•	Net foreign exchange gain of Rs.36 million in the current quarter vs net foreign exchange loss of Rs.88 million in the previous year

•	Increase in profit on sales of investments by Rs.54 million.

•	Net increase in interest income of Rs.51 million.

•	Profit after Tax at Rs.1.3 billion

•	Diluted earnings per share is at Rs.7.4

•	Capital expenditure is at Rs.3.2 billion.

As per the requirements of Section 133 of the Companies Act, 2013 the company has adopted IND-AS wef 1st April 2016. Consolidated results for the quarter as reported under IND-AS is attached in Annexure 1.

Earnings Call Details (06.30 pm IST, July 26, 2016)

The Company will host an earnings call at 06.30 pm IST on July 26, 2016, to discuss the performance and answer any questions from participants. This call will be accessible through an audio dial-in and a web-cast.

Audio conference Participants can dial-in on the numbers below

Primary number:		91 22 3960 0616
Secondary number:		91 22 6746 5826
International Toll Free Number	USA	18667462133
	UK	08081011573
	Singapore	8001012045
	Hong Kong	800964448

Playback of call:	91 22 3065 2322, 91 22 6181 3322
Conference ID:	375#
Web-cast	More details will be provided through our website, www.drreddys.com

Transcript of the event will be available at www.drreddys.com. Playback will be available for a few days.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia and other CIS countries. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues.

The company assumes no obligation to update any information contained herein.

ANNEXURE I

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	31,635	36,735	37,009	151,633
	b) License fees and service income	488	610	363	2,233
	c) Other operating income	102	389	150	975
	Total income from operations (net)	32,225	37,734	37,522	154,841
2	Expenses
	a) Cost of materials consumed	5,742	5,430	6,330	25,002
	b) Purchase of traded goods	3,282	2,585	3,199	11,743
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,793)	943	(1,050)	(957)
	d) Employee benefits expense	8,050	7,909	7,502	31,174
	e) Selling expenses	3,268	2,685	3,130	11,811
	f) Depreciation and amortisation	2,436	2,767	2,033	9,389
	g) Other expenditure	9,774	13,365	8,541	40,215
	Total expenses	30,759	35,684	29,685	128,377
3	Profit before other income and finance costs (1 - 2)	1,466	2,050	7,837	26,464
4	Other income	670	850	757	2,950
5	Profit before finance costs (3 + 4)	2,136	2,900	8,594	29,414
6	Finance costs	148	170	281	826
7	Profit before tax (5 - 6)	1,988	2,730	8,313	28,588
8	Tax expense	526	1,563	1,888	7,511
9	Net profit for the period / year (7 - 8)	1,462	1,167	6,425	21,077
10	Share of profit of equity accounted investees, net of tax	73	59	49	229
11	Net Profit after taxes and share of profit of associates (9 + 10)	1,535	1,226	6,474	21,306
12	Other comprehensive income	147	(1,408)	779	(370)
13	Total comprehensive income	1,682	(182)	7,253	20,936
14	Paid-up equity share capital (face value Rs. 5/- each)	828	853	853	853
15	Reserves				128,842
16	Earnings per share (in Rupees) per Rs. 5/- share
	- Basic	9.06	7.19	37.99	124.93
	- Diluted	9.03	7.17	37.86	124.54
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information	All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,306	7,461	5,691	28,255
	b) Global Generics	26,459	30,740	32,026	127,671
	c) Proprietary Products	623	645	697	2,659
	d) Others	399	381	312	1,703
	Total	33,787	39,227	38,726	160,288
	Less: Inter segment revenue	1,562	1,493	1,204	5,447
	Add: Other unallocable income	—	—	—	—
	Total income from operations	32,225	37,734	37,522	154,841
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,139	1,195	1,341	4,954
	b) Global Generics	16,339	19,435	20,916	84,427
	c) Proprietary Products	525	533	577	2,217
	d) Others	183	121	121	706
	Total	18,186	21,284	22,955	92,304
	Less: Other un-allocable expenditure / (income), net	16,198	18,554	14,642	63,716
	Total profit before tax	1,988	2,730	8,313	28,588

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results under Previous GAAP and Ind AS for the quarter ended 30 June 2015

Amounts in Indian Rupees millions
Net profit under previous GAAP	6,122
Impact on account of measuring investments at fair value through profit and loss	200
Recognition of intangible assets not eligible for recognition under Previous GAAP	(4)
Reversal of goodwill amortised under Previous GAAP	99
Difference in measurement of employee share based payments	22
Impact on current and deferred taxes	52
Others	(17)
Net profit for the period under Ind AS	6,474

3.

During the quarter ended 30 June 2016, the Company bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs. 15,694 million. The aggregate face value of the shares bought back was Rs. 25 million.

4.

Other expenditure for the quarter and year ended 31 March 2016 includes foreign exchange loss of Rs. 3,845 million and Rs. 4,621 million, respectively, on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate pertaining to the Company’s Venezuelan subsidiary.

5.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016 and May 2016.

6.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2016.

7.	The results for all the periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad

Date: 26 July 2016	Co-Chairman & Chief Executive Officer